WOODSIDE

29 March 2007

07022478

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Dividend Reinvestment Plan Notice under Section 708A of the Corporations Act 2001

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 4/10

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 29 MARCH 2007
8:00AM (AWST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DIVIDEND REINVESTMENT PLAN
NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT 2001

On 28 March 2007 Woodside Petroleum Ltd. issued 8,709,831 fully paid ordinary shares to investors pursuant to the company's Dividend Reinvestment Plan (**DRP**) and 5,721,577 fully paid ordinary shares to the underwriter of the plan pursuant to the DRP Underwriting Agreement (collectively referred to as the **Shares**).

Woodside gives notice pursuant to paragraph (5)(e) of section 708A of the Corporations Act that:

- Woodside issued the Shares without disclosure under Part 6D of the Corporations Act;
- As at the date of this notice, Woodside has complied with:
  - the financial and audit provisions of Chapter 2M of the Corporations Act as they apply to Woodside; and
  - Woodside's continuous disclosure obligations under section 674 of the Corporations Act; and
- As at the date of this notice, there is no excluded information (as described in sections 708A(7) and (8) of the Corporations Act) to be disclosed by Woodside.

An Appendix 3B in relation to the issue of the Shares was issued by Woodside on 28 March 2007.

END